Exhibit 99.6

Date: August 7, 2018

CONSENT OF BINSAR SIRAIT

I, Binsar Sirait, SME Registered Member, do hereby consent to the public filing of the report titled “Technical Report on the Rainy River Mine, Ontario, Canada” (the “Technical Report”), prepared by New Gold Inc. and dated July 25, 2018.

(Signed)_Binsar Sirait (Sealed)

Binsar Sirait. SME Registered Member

Brookfield Place

181 Bay Street, Suite 3510

Toronto, Ontario, Canada M5J 2T3